

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2010

David J. Frear
Treasurer
XM Satellite Radio Holdings Inc.
XM Satellite Radio Inc.
1500 Eckington Place, N.E.
Washington, D.C. 20002-2194

      RE: XM Satellite Radio Holdings Inc.
              XM Satellite Radio Inc.
              Form 10-K for the year ended December 31, 2009
              Filed February 25, 2010
              File Nos. 000-27441 and 333-39178

Dear Mr. Frear:

      We have completed our review of your filings and do not have any further comments at this time.

                     Sincerely,

                     Larry Spirgel
                     Assistant Director